FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Atento Offer	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Securities Act (Ley del Mercado de Valores), hereby reports the following
PUBLIC ANNOUNCEMENT (HECHO RELEVANTE)
In connection with the initial offering of shares of Atento Inversiones y Teleservicios, S.A. (sociedad unipersonal) addressed exclusively to qualified investors as described in the prospectus (folleto informativo) registered with the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) on May 26, 2011, TELEFÓNICA has decided, together with the Joint Global Coordinators, to reduce the lower end of the non-binding price range (banda de precios no vinculante), which will be 17.25 euro. Furthermore, the timetable of the offering will be amended by postponing it one day for facilitating the evaluation of such amendment of the price range by the investors. Therefore, the timetable of the Offering will be as follows:

action	date
End of book-building Pricing of the Offering Execution of the Underwriting Agreement Selection of purchase proposal	06/10/2011

Confirmation of purchase proposal Allocation of shares to investors Closing date (fecha de operación)	06/13/2011

Admission to listing	06/14/2011

Settlement of the Offering	06/16/2011

End of stabilization period	07/14/2011
Madrid, June 9, 2011.

IMPORTANT INFORMATION
This communication does not constitute an offer to sell or solicitation of offers to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful. The information contained in this Communication is being disclosed in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for securities which have not been, and will not be, registered under the Securities Act or the laws of any state, and may not be offered or sold in the United States, absent registration or an exemption from registration under such laws.
The Offering is being made solely by means of, and on the basis of, the published securities prospectus (including any supplements or amendments thereto, if any) filed with the Spanish SEC for investors in Spain and the international offering memorandum for qualified institutional investors only outside of Spain. An investment decision regarding the offered securities of ATENTO should only be made on the basis of the securities prospectus and offering memorandum. This communication is directed only at persons (i) who are outside the United Kingdom, (ii) who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), (iii) who fall within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) or (iv) such other persons to whom it may lawfully be communicated (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person who is not a Relevant Person must not act or rely on this communication or any of its contents.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 9th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors